# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Titan Environmental Solutions Inc., CIK 0001514056
CUSIP: 88829H106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304
Date of event which requires filing of this statement: 04/24/2025
Filed by CIK 0002064031
Persons authorized to receive notices and communications: Titan Environmental Solutions, 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304, (248) 775-7400

## Reporting persons
- Dominic Campo (CIK 0002064031): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 64,187,100; shared voting power 0; sole dispositive power 64,187,100; shared dispositive power 0; aggregate amount beneficially owned 64,187,100 (61.9% of the class)
  Comment: (1) The shares of Common Stock reported in rows 7, 9, and 11 of the table above are issuable upon the conversion of Series A Preferred Stock owned by Dominic Campo and his wife, Sharon Campo; of the 64,187,100 shares of Common Stock issuable upon conversion of that Series A Preferred Stock, 27,600,000 shares are issuable upon conversion of Series A Preferred Stock legally held by Sharon Campo but beneficially owned by Dominic Campo.
  
  (2) The percent reported in row 13 of the table above is based upon 103,730,774 shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D, which represents the sum of (x) 39,543,674, which, as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025, to the Reporting Persons represents the total number shares of Common Stock outstanding as of March 20, 2025 and (y) the 64,187,100 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock beneficially owned by Dominic Campo.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Titan Environmental Solutions Inc.
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304

## Item 2. Identity and Background
Name of person filing: Dominic Campo
Residence or business address: The business address of Dominic Campo is 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, MI 48304.
Present principal occupation or employment: In his individual capacity, Dominic Campo is Chief Operating Officer of Titan Environmental Solutions Inc. (the "Company").
Criminal convictions in the last five years: During the last five years, Dominic Campo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Dominic Campo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dominic Campo is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Company granted Dominic Campo 89,871 shares of Series A Preferred Stock, which are convertible into 8,987,100 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D is being filed to report that on April 24, 2025, Dominic Campo was granted 89,871 shares of Series A Preferred Stock by the Company, which are convertible into 8,987,100 shares of the Company's Common Stock pursuant to an agreement between the Company and Dominic and Sharon Campo. Dominic Campo holds the Company's securities for investment purposes. Dominic Campo does not have any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Dominic Campo intends to assess his investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company's actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, Dominic Campo may in the future take such actions with respect to his investment in the Company as he may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Dominic Campo beneficially owns an aggregate of 64,187,100 shares of Common Stock (the "Campo Shares"), of which 0 are outstanding shares of Common Stock and 64,187,100 are shares of Common Stock that are issuable upon conversion of Series A Preferred Stock. This number includes 27,600,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to Dominic Campo directly on or about June 3, 2024, and 27,600,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to Sharon Campo, of which Dominic Campo is the beneficial owner, on or about June 3, 2024. The Campo shares represent 61.9% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 103,730,774 (which represents the sum of (x) 39,543,674, which, as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025, to the Reporting Persons represents the total number shares of Common Stock outstanding as of March 20, 2025 and (y) the 64,187,100 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock beneficially owned by Dominic Campo. Dominic Campo disclaims responsibility for the accuracy of the information provided by the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: Dominic Campo has the sole power to vote and dispose of the Campo Shares. As of the date of this Schedule 13D, 0 of the Campo Shares are outstanding shares of Common Stock, and 64,187,100 are shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock. This number includes 27,600,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to Dominic Campo directly on or about June 3, 2024, and 27,600,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to Sharon Campo, of which Dominic Campo is the beneficial owner, on or about June 3, 2024. The Campo shares represent 61.9% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 103,730,774 (which represents the sum of (x) 39,543,674, which, as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025, to the Reporting Persons represents the total number shares of Common Stock outstanding as of March 20, 2025 and (y) the 64,187,100 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock beneficially owned by Dominic Campo.
Transactions in the class effected during the past sixty days: Other than the acquisition of the Campo Shares as described in Item 3 above (incorporated herein by reference), Dominic Campo has not effected any transactions in shares of the Company's Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for (1) the relationships described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by Dominic Campo, and (3) the Company's governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by Dominic Campo, Dominic Campo is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

## Signatures
- Dominic Campo: /s/ Dominic Campo, Dominic Campo (04/28/2025)